Filed by Access Midstream Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Williams Partners L.P.

Commission File No.: 001-32599

The following e-mail from J. Mike Stice, Chief Executive Officer of Access Midstream Partners GP, L.L.C., the general partner of Access Midstream Partners, L.P. (the “Partnership”), was distributed to the Partnership’s employees on October 27, 2014:

I am pleased to announce that an agreement has been reached between both the Access Midstream and Williams Partners (WPZ) conflicts committees and Williams (WMB) regarding the proposed merger. Approvals have also been obtained from the Board of Directors of all three entities. The merger is expected to close in early 2015.

This is great news for Access employees as the merger of Access and Williams Pipeline will result in the creation of a midstream powerhouse. The combined entity will be one of the largest MLPs with a substantial operating footprint in every major natural gas supply basin in the United States. In addition, once final, the merger will benefit Access by:

•	significantly diversifying our business
•	immediately expanding our customer base
•	providing immediate cash flow accretion to ACMP unitholders
•	enhancing our ability to sustain long-term growth

A news release explaining the agreement was distributed Sunday afternoon and is attached here for your information.

In addition to the merger update, the news release also addresses future roles of Access leadership and how they will fit in to the top three levels of the Williams organization beginning January 1st, 2015.

I know you have been wondering about the future plans of Bob, Dave and me. I am happy to report that I will continue to be involved in the future of this company in my role as a director on the board of the general partner of the merged entity. However, I will retire as CEO of Access when the merger closes in 2015.

Reporting directly to Williams President and CEO Alan Armstrong will be my trusted friend and colleague Bob Purgason. Bob will be part of Williams’ 1/1/15 organization as senior vice president overseeing Access operations. Bob will provide solid leadership, continuity and operational expertise to steer the new Access operational unit to even greater success. We are fortunate that John Seldenrust and Walt Bennett will join Bob in leading operations for the new Access operating area. Their vision and strong leadership have been a key element in our success story.

Dave Shiels plans to continue in his current CFO role until the merger is complete. After the merger closes, he will leave the company to pursue other opportunities. We have plenty of time to thank Dave for his service to Access, so today I will simply say that he has been a great partner in Access’ financial success since pre-IPO. We continue to be incredibly fortunate to benefit from Dave’s financial guidance.

Other key management decisions include roles for Access employees starting 1/1/15 in Finance & Accounting and Strategic Services & Administration. In each of these areas, an Access leader will provide functional support to the new Access operating area (OA). Please click here to view the org charts.

We have made great progress and have many exciting opportunities yet to come as we join forces with Williams. Let’s finish 2014 with renewed energy and dedication to the work at hand. And always keep safety and our goal of ZERO incidents top of mind.

Important Information:

In connection with the proposed merger of ACMP and WPZ, ACMP will file with the SEC a Registration Statement on Form S-4 that will include a consent statement of WPZ that will also constitute a prospectus of ACMP. WPZ will mail the consent statement/prospectus to the holders of WPZ units. Investors are urged to read the consent statement/prospectus and other relevant documents filed with the SEC regarding the proposed transaction when they become available, because they will contain important information. The consent statement/prospectus and other documents that will be filed by ACMP and WPZ with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made either to Access Midstream Partners L.P., 525 Central Park Drive, Oklahoma City, Oklahoma 73105, Attention: Investor Relations, or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

ACMP, WPZ and certain of their directors and executive officers may be deemed to be “participants” (as defined in Schedule 14A under the Exchange Act) in respect of the proposed transaction. Information about ACMP’s directors and executive officers is available in ACMP’s annual report on Form 10-K for the fiscal year ended December 31, 2014, as amended, initially filed with the SEC on February 21, 2014. Information about WPZ’s directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on February 26, 2014. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction. Investors should read the consent statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from WPZ or ACMP using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.